Securities and Exchange Commission
Washington, D.C.  20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
AmBase Corp.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
0231647106
(CUSIP Number)
Brian L. Sheehy
IsZo Capital Management LP
415 Madison Avenue, 14th Floor
New York, NY 10017
Tel: 646-775-4394
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x]
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS IsZo Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON PN

1		NAMES OF REPORTING PERSONS IsZo Capital GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO

1		NAMES OF REPORTING PERSONS IsZo Capital Management LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON PN; IA

1		NAMES OF REPORTING PERSONS Brian L. Sheehy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned with respect to the Common Stock, par value $0.01 (the “Common Stock”) of AmBase Corp. (the “Issuer”), as previously amended.  This Amendment No. 4 further amends the Schedule 13D, as previously amended, as specifically set forth herein.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
(a) The Reporting Persons no longer beneficially own any shares of Common Stock.
(b) Number of shares as to which each Reporting Person has:
(i) sole power to vote or to direct the vote:
See row 7 on the cover pages hereto.
(ii) shared power to vote or to direct the vote:
See row 8 on the cover pages hereto.
(iii) sole power to dispose or to direct the disposition of:
See row 9 on the cover pages hereto.
(iv) shared power to dispose or to direct the disposition of:
See row 10 on the cover pages hereto.
(c) Schedule B annexed hereto lists all transactions in shares of Common Stock during the past 60 days by the Reporting Persons.
(d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock on December 30, 2019.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
IsZo Capital, LP (the “Fund”) entered into a put option agreement with a third-party pursuant to which the Fund is required to purchase 9,896,969 shares of Common Stock from such third-party for an aggregate purchase price of $1,785,000 upon such third-party’s exercise of such put option.  Such put option is exercisable at any time on or after June 30, 2020 and before December 31, 2020.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information with respect to it set forth in this statement is true, complete and correct.
Dated:  January 7, 2020
ISZO CAPITAL LP By: IsZo Capital GP LLC, its General Partner

By:	/s/ Brian L. Sheehy
Name:	Brian L. Sheehy
Title:	Managing Member

ISZO CAPITAL GP LLC

By:	/s/ Brian L. Sheehy
Name:	Brian L. Sheehy
Title:	Managing Member

ISZO CAPITAL MANAGEMENT LP By: IsZo Management Corp., its General Partner

By:	/s/ Brian L. Sheehy
Name:	Brian L. Sheehy
Title:	Managing Member

/s/ Brian L. Sheehy
BRIAN L. SHEEHY

SCHEDULE B
Transaction Date	Reporting Person	Transaction Type	Amount of Shares	Price per Share
12/30/2019	IsZo Capital LP	Privately negotiated sale of Common Stock	9,896,969	$0.16